Exhibit 99.1

Scinai Immunotherapeutics Announces Receipt of Nasdaq Delisting Notification and Appeal

The Board has Approved a Ratio Change of the ADSs to Non-traded Ordinary Shares (equivalent to a reverse split) Designed to Regain Compliance

JERUSALEM – May 6th, 2024 - Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it had had received a staff determination letter (the “Letter”) on April 30, 2024 from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, due to the Company’s non-compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”), the Company’s American Depositary Shares (“ADSs”) would be scheduled for delisting from The Nasdaq Capital Market and would be suspended for trading at the opening of business on May 7, 2024 unless the Company timely requests a hearing before an independent Nasdaq Hearings Panel (the “Panel”).

As previously disclosed, on November 1, 2023, the Company received a letter from the Staff notifying the Company of its noncompliance with the Rule by failing to maintain a minimum bid price for the ADSs of at least $1.00 per share for the previous 33 consecutive business days. The Company was provided an initial 180-day grace period, or until April 29, 2024, to regain compliance with the Rule. To regain compliance with the Rule the closing bid price of the ADSs needed to be at least $1.00 per share for a minimum of ten consecutive business days during the compliance Period.

The Company has today appealed the delisting determination and requested a hearing before the Panel. Such a request automatically stays any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel after the hearing.

The Company also announces that its Board of Directors has approved a ratio change of the ADSs to its non-traded ordinary shares, increasing the number of ordinary shares represented by each ADS from 400 to 4,000, which is equivalent to a reverse split of 1 for 10. No action is required by the holders of the ADSs to affect the ratio change, and no fractional new ADSs will be issued in connection with the change in ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and the depositary bank will attempt to sell them with the net cash proceeds from the sale of the fractional ADS entitlements to be distributed to the applicable ADS holders by the depositary bank.

The anticipated effective date of the ratio change is May 21, 2024. The Company expects that the ratio change will correct the ADS trading price non-compliance issue, which in turn, because corrected prior to the hearing, would make the need for a hearing moot. If the ratio change does not correct the non-compliance prior to the hearing, the Company will request an extension of time sufficient to regain compliance vis-à-vis the referenced ratio change or, if necessary, a further ratio change. However, in such a case, there can be no assurance that the Company will obtain an extension period from the Panel to regain compliance, or, if the Panel grants such an extension period, that the Company will be able to evidence compliance with the Rule before the extension period expires.

During the period before the hearing, if any, the ADSs shares will continue to trade on Nasdaq.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical GMP manufacturing, and pre-clinical and clinical trial design and execution services to early stage biotech companies. Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the future price of the ADSs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the price of our ADSs will not increase proportionally as a result of the change in ADS ratio or sufficiently to cure the Nasdaq non-compliance, the risk of delisting of the ADSs from listing on Nasdaq, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not maintain its listing on Nasdaq; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 17, 2023, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.